United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Seer, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

81578P106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 81578P106	Page 1 of 13

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,135,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,135,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,135,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.0%
12	Type of Reporting Person CO

Schedule 13G

CUSIP No. 81578P106	Page 2 of 13

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,135,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,135,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,135,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.0%
12	Type of Reporting Person PN

Schedule 13G

CUSIP No. 81578P106	Page 3 of 13

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,135,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,135,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,135,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.0%
12	Type of Reporting Person PN

Schedule 13G

CUSIP No. 81578P106	Page 4 of 13

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,135,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,135,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,135,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.0%
12	Type of Reporting Person OO (Limited Liability Company)

Schedule 13G

CUSIP No. 81578P106	Page 5 of 13

1	Names of Reporting Persons SVF II Oyster (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,135,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,135,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,135,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.0%
12	Type of Reporting Person OO (Limited Liability Company)

Schedule 13G

CUSIP No. 81578P106	Page 6 of 13

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

Schedule 13G

CUSIP No. 81578P106	Page 7 of 13

1	Names of Reporting Persons SVF II AIV-1 (DE) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

Schedule 13G

CUSIP No. 81578P106	Page 8 of 13

ITEM 1. (a)	Name of Issuer:

Seer, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3800 Bridge Parkway, Suite 102

Redwood City, California 94065

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Global Advisers Limited

SoftBank Vision Fund II-2 L.P.

SVF II Aggregator (Jersey) L.P.

SVF II Holdings (DE) LLC

SVF II Oyster (DE) LLC

SB Investment Advisers (UK) Limited (“SBIA UK”)

SVF II AIV-1 (DE) L.P. (“SVF”)

(b)	Address or Principal Business Office:

The address for each of SB Global Advisers Limited and SBIA UK is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for each of SoftBank Vision Fund II-2 L.P. and SVF II Aggregator (Jersey) L.P. is Crestbridge Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The address for each of the other Reporting Persons is 251 Little Falls Drive, Wilmington, DE 19808.

(c)	Citizenship of each Reporting Person is:

SB Global Advisers Limited and SBIA UK are organized under the laws of England and Wales. SoftBank Vision Fund II-2 L.P. and SVF II Aggregator (Jersey) L.P. are organized under the laws of Jersey. Each of the other reporting persons are organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A Common stock, par value $ 0.00001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

81578P106

Schedule 13G

CUSIP No. 81578P106	Page 9 of 13

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 57,022,436 shares of Class A Common Stock outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q with the Securities and Exchange Commission on November 9, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Global Advisers Limited	5,135,383	9.0%	0	5,135,383	0	5,135,383
SoftBank Vision Fund II-2, L.P.	5,135,383	9.0%	0	5,135,383	0	5,135,383
SVF II Aggregator (Jersey) L.P.	5,135,383	9.0%	0	5,135,383	0	5,135,383
SVF II Holdings (DE) LLC	5,135,383	9.0%	0	5,135,383	0	5,135,383
SVF II Oyster (DE) LLC	5,135,383	9.0%	0	5,135,383	0	5,135,383
SB Investment Advisers (UK) Limited	0	0.0%	0	0	0	0
SVF II AIV-1 LP	0	0.0%	0	0	0	0

SVF II Oyster (DE) LLC is the record holder of the shares of Class A Common Stock reported herein. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Oyster (DE) LLC.

SB Global Advisers Limited has been appointed as manager and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

Following an internal reorganization, each of SBIA UK and SVF ceased to be the beneficial owner of any shares of Class A Common Stock.

Schedule 13G

CUSIP No. 81578P106	Page 10 of 13

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Following an internal reorganization, each of SBIA UK and SVF ceased to be the beneficial owner of any shares of Class A Common Stock.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Schedule 13G

CUSIP No. 81578P106	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2022

SB Global Advisers Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director

SVF II Aggregator (Jersey) L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Ian McLean
Name:	Ian McLean
Title:	Director

SVF II Oyster (DE) LLC

By:	/s/ Ian McLean
Name:	Ian McLean
Title:	Director

Schedule 13G

CUSIP No. 81578P106	Page 12 of 13

SB Investment Advisers (UK) Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SVF II AIV-1 (DE) L.P.

By:	/s/ Ian McLean
Name:	Ian McLean
Title:	Director

Schedule 13G

CUSIP No. 81578P106	Page 13 of 13

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.